Mail Stop 3561

February 1, 2010

Lon F. Povich
EVP, General Counsel and Secretary
BJ's Wholesale Club, Inc.
One Mercer Road
Natick, Massachusetts 01760

> **Re: BJ's Wholesale Club, Inc.**
> **Form 10-Q for the Quarter Ended October 31, 2009**
> **Filed December 2, 2009**
> **File No. 001-13143**

Dear Mr. Povich:

We have reviewed your response letter dated January 14, 2010 and have the following comment. You should comply with this comment in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-Q for the Quarter Ended October 31, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations, page 13

1. We note your response to comment three of our December 16, 2009 letter that references your disclosure on page 13 of your 10-Q for the quarter ended October 31, 2009 which states that "[o]n a comparable club basis, food sales increased by approximately 5% in this year's third quarter and increased by approximately 6% year-to-date." Please discuss the cause of this change as it appears to constitute a material change in your food sales that materially affects your revenues. Refer to Instruction 4 to Item 303(a) of Regulation S-K.

*   *   *

Lon F. Povich
BJ's Wholesale Club, Inc.
February 1, 2010
Page 2

       Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

                                   Sincerely,

                                   H. Christopher Owings
                                   Assistant Director